Exhibit to Schedule 13G ? Item 8

Shehzaan Chunara owns 100% of the issued and outstanding membership interests in CG2 Capital LLC, a Georgia limited liability company. Mr. Chunara and CG2 Capital LLC are, collectively, all of the members of the group for purposes of this Schedule 13G filing.
Mr. Chunara is the sole officer and manager of the Company and as such has the sole power to vote or dispose of the shares subject to this Schedule 13G filing.